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27th Floor
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+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com

STEPHEN FERRARA

stephen.ferrara@dechert.com
+1 617 728 7134 Direct
+1 617 275 8418 Fax

July 24, 2012

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:            The Hartford Alternative Strategies Fund (SEC File No. 811-22610) (the “Fund”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me and Alice A. Pellegrino on July 18, 2012 with respect to the Fund’s registration statement filed on Form N-1A on June 4, 2012.  On behalf of the Fund, we have reproduced your comments below and provided the Fund’s responses immediately thereafter.  We note that the Fund’s registration statement was not filed under the Securities Act of 1933, as amended, and that the Fund’s shares are not publicly offered.  To the extent that the Fund considers revising the registration statement in connection with a comment below, it will do so in the Fund’s annual update filing and does not intend to file an amended registration statement prior to such filing.  Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Prospectus

1.	Comment:	Please clarify whether there is a maturity strategy associated with the Fund’s investments in fixed income instruments.

	Response:	The Fund may invest in securities of any maturity. Accordingly, the Fund notes that there is no maturity strategy associated with its fixed income investments.

2.	Comment:	With respect to the Fund’s investments in fixed income securities rated below investment grade, please indicate that such securities are also referred to as “junk bonds.”

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

	Response:	The Fund will revise its disclosure consistent with this comment in connection with its annual update filing.

3.	Comment:	Please confirm whether the Fund may invest in common stocks of all market capitalizations.

	Response:	The Fund confirms that it may invest in common stocks of all market capitalizations.

4.	Comment:

The Principal Investment Strategy section states that the Fund may invest in “derivatives related to interest rates and fixed-income securities.” The Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf). Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:

The Fund believes that the disclosure regarding its use of derivatives describes how such derivatives are expected to be used in connection with the Fund’s principal investment strategy. However, the Fund will consider whether it is necessary or appropriate to revise the current disclosure in connection with its annual update filing.

5.	Comment:	Please confirm whether “Subsidiary Risk” is a principal or secondary risk of investing in the Fund.

Response:

The Fund confirms that “Subsidiary Risk” is a principal risk of investing in the Fund. The Fund notes that, while the Fund owns and controls a subsidiary formed in the Cayman Islands (the “Subsidiary”), it does not currently invest in the Subsidiary because the Internal Revenue Service is not currently addressing requests for private letter rulings that provide guidance that income from certain commodity-linked notes and income derived from a wholly-owned subsidiary constitute qualifying income for tax purposes.

To the extent that the Fund has not obtained a private letter ruling prior to the next annual update filing, the Fund will consider relocating this risk to the “Additional Risks and Investment Information” section in the annual update filing. The Fund will also reconsider the classification and placement of this risk in the event that it obtains such a private letter ruling in the future.

6.	Comment:	The Prospectus states that the Fund’s investment goal may be changed without the shareholders’ approval. Please clarify what advance notice will be provided to shareholders.

Response:

The Fund’s investment goal is non-fundamental and, accordingly, may be changed without shareholder approval. The Fund does not have a specific policy regarding provision of advance notice in the event of a change in the Fund’s investment goal. Accordingly, the Fund will consider whether advance notice to shareholders is appropriate based on the nature and extent of any change.

7.	Comment:	Please state that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available on the Fund’s website.

Response:

The Fund respectfully notes that Item 9(d) to Form N-1A requires such disclosure only “if applicable.” As a description of the Fund’s policies and procedures regarding the disclosure of portfolio securities is not currently available on the Fund’s website, the Fund respectfully notes that it will not make any changes in response to this comment in the annual update filing.

8.	Comment:

Please confirm that The Hartford has responded to the Securities and Exchange Commission staff’s request for additional information regarding the asset coverage policy for credit default swaps written by the Hartford Mutual Funds (i.e., the Fund and the separate series of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc.).

Response:	The Fund confirms that The Hartford has responded to this request on behalf of the Hartford Mutual Funds in a separate letter dated July 17, 2012.

Sincerely,

/s/ Stephen R. Ferrara

Stephen R. Ferrara

cc:	Alice A. Pellegrino
John V. O’Hanlon